UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Placement Agency Agreement

On May 13, 2015, Star Bulk Carriers Corp. (the “Company”) entered into a placement agency agreement (the “Placement Agency Agreement”) with Clarksons Platou Securities, Inc., as manager of the several placement agents named therein, relating to the offering, issuance and sale directly to selected institutional investors of an aggregate of 56,250,000 of the Company’s common shares, par value $0.01 per share (the “Shares”) at a price of $3.20 per Share in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).  The Placement Agency Agreement contains customary indemnities and covenants.

The foregoing description of the Placement Agency Agreement does not purport to be complete and is qualified in its entirety by reference to the Placement Agency Agreement, a copy of which is attached to this Current Report as Exhibit 1.1, and is incorporated herein by reference.

Legal Opinion

In connection with the issuance of the Shares, the Company received an opinion of its Marshall Islands counsel, Seward & Kissel LLP, which is filed as Exhibit 5.1 hereto.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the opinion of Seward & Kissel LLP, a copy of which is included as Exhibit 5.1 to this Current Report on Form 6-K, and is incorporated by reference herein.

This information contained in this Current Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-197886).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2015	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Hamish Norton
		Name:	Hamish Norton
		Title:	President

[Signature Page for 6-K]

Exhibit No.	Name
1.1	Placement Agency Agreement, dated May 13, 2015, between Star Bulk Carriers Corp. (the “Company”) and the placement agents named on Schedule I thereto.
5.1	Opinion of Seward & Kissel LLP.